LPL FINANCIAL HOLDINGS INC.

75 State Street

Boston, MA 02109

March 21, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes; Eric Envall

Re:	LPL Financial Holdings Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 15, 2013

File No. 001-34963

Dear Ms. Hayes and Mr. Envall:

On behalf of LPL Financial Holdings Inc. (the “Company”), we are writing in response to your comment letter dated March 20, 2013 relating to the Company’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on March 15, 2013. We have, for your convenience, reproduced your comment, followed by the Company’s response, below.

Preliminary Proxy Statement on Schedule 14A

Proposal 1: Approval of Increase in Board Size, page 4

1. We note that your independent directors nominated ten individuals to the board, and if approved, Proposal 1 would create an 11 member board. Please revise your proxy statement to describe whether the board has any current intentions to appoint an 11th director. If there are no such current intentions, please affirmatively state in the proxy statement that at this time you do not have any plans to appoint an 11th director as well as disclosing what your reasons are for increasing the size of the board to 11 if you do not intend to appoint a director to fill that seat.

Response to Comment 1:

In response to the Staff’s comment, the Company intends to include the following revised disclosure in its Definitive Proxy Statement on page 4:

Securities and Exchange Commission	-2-	March 21, 2013

The Board of Directors regularly reviews the Company’s corporate governance policies and procedures. Through this review, the Board determined that it would be in the best interest of the Company and its stockholders to increase the size of our Board of Directors from nine (9) members to eleven (11) members, with such precise number of directors to be fixed exclusively pursuant to a resolution of the Board adopted from time to time. ~~This increase would give the Board greater flexibility to add selected talents and skills through additional members from time to time and allow greater continuity on the Board during periods of change.~~ At this time, the Board does not have definitive plans to appoint an eleventh director, but this increase would give the Board flexibility to add one additional director in the future without the need for a special meeting of stockholders. Under our certificate of incorporation, until the Sponsors cease collectively to beneficially own at least 40% of the outstanding shares of Common Stock, the number of directors may not be increased without, in addition to any vote otherwise required by law, the affirmative vote or written consent of at least 60% of the outstanding shares of Common Stock. By increasing the size of the Board to 11, our Board would have the flexibility to add one additional director without the delay and expense associated with convening a special meeting of stockholders. We believe that this flexibility is desirable to enable us to move quickly to secure the service of a qualified director candidate that may become known to us in the future, as a result of an active search that we may subsequently initiate or otherwise.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (617) 897-4340 or Marko S. Zatylny of Ropes & Gray LLP at (617) 951-7980.

Sincerely,

/s/ Stephanie L. Brown

Stephanie L. Brown

Managing Director, General Counsel and Secretary